NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA ANNOUNCES SHORT FORM OFFERING FINANCING UP TO $2,000,000

September 22, 2003 - AMERICAN BONANZA GOLD MINING CORP. (the "Corporation") is pleased to announce it intends to carry out a public offering to raise up to $2,000,000 (Minimum $1,500,000) through the sale of units by way of a Short Form Offering Document ("SFOD") to purchasers in British Columbia and Alberta and such other jurisdictions as the offering may legally be sold. Under the SFOD, the Corporation, through its Agent, Canaccord Capital Corporation, will offer up to 5,714,285 units at a price of $0.35 per unit. Each unit will be comprised of one Common Share and one-half of a non-transferable Common Share Purchase Warrant ("Warrant"). Each whole Warrant will entitle the holder to acquire one additional Common Share for a period of two years at a price of $0.45.

Canaccord as agent for this offering will be paid an agent’s fee of 7% on the aggregate gross proceeds, agent’s warrants equal to 10% of the number of units sold and a corporate finance fee payable in units.

The proceeds of this offering will be used primarily for drilling at the Copperstone Project in Arizona.

About American Bonanza

American Bonanza is engaged in the acquisition, exploration and development of high-grade gold properties. The Corporation’s innovative metallogenic techniques developed at considerable expense represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. The Corporation’s metallogenic techniques have involved technical pioneering in terms of geological data analysis, hardware and software applications and will be the catalyst for future corporate growth.

Additional information about American Bonanza can be obtained at www.americanbonanza.com.

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information call or write:
Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 688-7523